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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

or

/ /	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____ Commission file number: 001-15019

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEPSIAMERICAS, INC.
4000 Dain Rauscher Plaza, 60 South Sixth Street Minneapolis, Minnesota 55402

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSIAMERICAS, INC. HOURLY 401(K) PLAN

Dated:	June 28, 2004	By:	/s/ Anne Sample

Anne Sample
Senior Vice President, Human Resources

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PEPSIAMERICAS, INC. HOURLY 401(K) PLAN AS OF DECEMBER 31, 2003 AND 2002 TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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PEPSIAMERICAS, INC. HOURLY 401(K) PLAN AS OF DECEMBER 31, 2003 AND 2002 TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-4

Financial Statements:

Statements of net assets available for benefits	F-5

Statements of changes in net assets available for benefits	F-6

Notes to financial statements	F-7 to F-12

Supplemental schedule:

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)	F-13

Consent of independent registered public accounting firm	Exhibit 23

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Report of Independent Registered Public Accounting Firm To the Administrative Committee of PepsiAmericas, Inc. Hourly 401(k) Plan Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ OSTROW REISIN BERK & ABRAMS, LTD.

Chicago, Illinois June 21, 2004

F-4

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2003	2002

Assets:
Plan interest in PepsiAmericas, Inc. Defined Contribution Master Trust	$77,206,394	$65,287,569
Participant loans	3,094,579	2,707,738

Total assets	80,300,973	67,995,307

Liabilities:
Expenses payable	12,500	13,194

Net assets available for benefits	$80,288,473	$67,982,113

The following notes are an integral part of these statements.

F-5

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2003		2002

Additions to net assets attributed to:
Net investment income (loss) from the PepsiAmericas, Inc. Defined Contribution Master Trust	$12,174,430	$	(7,522,407)
Interest income on participant loans	156,110		200,559

Contributions:
Participant	5,825,135		6,021,488
Employer, net of forfeitures	3,164,089		3,162,698

Total additions, net	21,319,764		1,862,338

Deductions from net assets attributed to:
Benefits paid to participants	3,678,056		4,752,366
Administrative expenses	90,272		359,949

Total deductions	3,768,328		5,112,315

Net increase (decrease) before plan transfers	17,551,436		(3,249,977)
Transfers to other plans (Note 5)	(5,245,076)		–

Increase (decrease) in net assets	12,306,360		(3,249,977)

Net assets available for benefits:
Beginning of year	67,982,113		71,232,090

End of year	$80,288,473		$67,982,113

The following notes are an integral part of these statements.

F-6

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the PepsiAmericas, Inc. Hourly 401(k) Plan, formerly known as the PepsiAmericas, Inc. Hourly Retirement Savings Plan, (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan, which covers eligible employees of PepsiAmericas, Inc. (the "Company" or "Employer") and those of its subsidiary companies which adopt the Plan. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions:

The Plan permits participating Employers to select from a variety of features to offer a custom-tailored Plan to employee groups. The Employer may offer the Plan in the form of a pre-tax 401(k) savings plan or an after-tax savings plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

The total annual pre-tax contributions by a participant were limited in 2003 to $12,000 and in 2002 to $11,000, (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the participant’s total compensation during the year.

Forfeitures:

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a participant has been terminated or withdrawn from the Plan or to pay expenses of the Plan as determined by the Plan administrator. In the event a participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the participant’s account any previously forfeited amount used to reduce Employer contributions.

F-7

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (continued)

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant accounts:

Each participant’s account is credited with the participant’s contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant loans:

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant’s vested account balance or $50,000. The loans bear interest at the trustee’s current prime rate in effect when the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years. The loans are secured by the balance in the participant’s account.

Vesting:

Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service or upon permanent disability, attainment of age 65, death, or termination by an Employer for specific reasons.

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of benefits:

On termination of service, a participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of immediate or deferred annuity, or disbursement amounts at their discretion.

F-8

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (continued)

Expenses:

External administrative expenses for the preparation and maintenance of the Plan’s financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment options:

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan’s Administrative Committee as available for investment purposes. As of December 31, 2002, the following investment funds were offered:

•	Conservative Portfolio
•	Moderate Portfolio
•	Growth Portfolio
•	Aggressive Growth Portfolio
•	Fixed Income Fund
•	Large Company Fund
•	Small Company Fund
•	International Fund
•	PepsiAmericas, Inc. Stock Fund

Effective January 1, 2003, Fidelity Management Trust Company (the “Trustee”) was appointed as trustee of the Plan. The investment options provided by the Trustee are different than those offered prior to January 1, 2003. The investment options open to the Plan are grouped into four distinct tiers. Each tier provides investment options that have been designed to meet specific objectives. For the year ended December 31, 2003, participants can select from any one or a combination of the following tiers:

•	Tier 1 – Lifestyle Investment Options: This tier offers investments containing a blend of stocks, bonds and short-term investments. There are six fund options in this tier.

•	Tier 2 – Core Investment Options: This tier offers both passively and actively managed investment options. There are eleven fund options in this tier which includes the PepsiAmericas, Inc. Stock Fund.

•	Tier 3 – “Mutual Fund Window” Investment Options: This tier provides a variety of mutual fund options designed for investors who want to use specialized investment options to achieve diversification. There are 189 mutual fund options in this tier.

•	Tier 4 – Self-Directed Brokerage: This tier is a retail-type brokerage account that allows participants to invest in a broad range of options including stocks, bonds, mutual funds, certificates of deposit and other investments through Fidelity’s BrokerageLink service.

Employer matching contributions may be directed into the same funds, using the same percentages, as participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

2.	Summary of Significant Accounting Policies

Basis of presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

F-9

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (continued)

Investment valuation and income recognition:

Except for the investment contracts, the Plan's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 2003 and 2002, was 4.4 percent and 4.7 percent, respectively. The aggregate interest rate for the investment contracts as of December 31, 2003 and 2002, was 4.2 percent and 5.1 percent, respectively. Interest rate resets are determined according to the terms of the investment contracts. The fair value of the investment contracts in the PepsiAmericas, Inc. Defined Contribution Master Trust as of December 31, 2003 and 2002, was approximately $90,800,000 and $76,900,000, respectively.

The Plan records investment transactions on a trade date basis. Dividends are recorded on the ex-dividend date.

Benefits paid to participants:

Benefits paid to participants are recorded when distributed.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Reclassifications:

Certain amounts in the prior period financial statements have been reclassified to conform to the current year presentation.

3.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are in the PepsiAmericas, Inc. Defined Contribution Master Trust (the "Master Trust") which was established for the investment of assets of the Plan and another Company sponsored retirement plan. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company as of December 31, 2003 and by the Northern Trust Company as of December 31, 2002. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Master Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 25 percent and 26 percent, respectively.

F-10

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust (continued)

The Master Trust held the following classifications of investments as of December 31, 2003 and 2002:

	2003	2002

Investments at market value:
Common stocks:
PepsiAmericas, Inc.	$20,389,370	$16,767,140
Other	179,424	–
Collective investment trusts	48,500,671	144,500,397
Registered investment companies	155,054,663	–

Investments at contract value:
Investment contracts	82,662,304	85,186,896

Total Master Trust investments	$306,786,432	$246,454,433

As of December 31, 2003 and 2002, the net assets of the Master Trust include the above investments and other miscellaneous net assets totaling $0 and $3,665, respectively.

Investment income (loss) for the Master Trust is as follows for the years ended December 31, 2003 and 2002:

	2003		2002

Net appreciation (depreciation) in fair value of investments:
Common stock	$4,292,997	$	(193,865)
Collective investment trusts	11,475,063		(26,538,978)
Registered investment companies	25,952,179		–

	41,720,239		(26,732,843)
Interest, dividends and other	5,860,221		4,033,134

Total investment income (loss)	$47,580,460	$	(22,699,709)

F-11

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	Transfers to Other Plans

During the year ended December 31, 2003, the Plan transferred $5,245,076 to the PepsiAmericas, Inc. Salaried 401(k) Plan.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Services, Inc., an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest transactions.

7.	Risks and Uncertainties

The plan provides for various investment options in any combination of interests in registered investment entities and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

F-12

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Supplemental Schedule

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issuer	Description	Current Value

*	Participant Loans	Interest rates from 4.0% to 10.5%	$3,094,579

*	Fidelity Management Trust Company is a party-in-interest to the PepsiAmericas, Inc. Hourly 401(k) Plan as it provides services as Trustee for the Plan.

F-13